UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                --------------------------------------------

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.      )*
                                          ------

                             KASPER A.S.L. LTD.
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                              (Name of Issuer)

                 Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                 485808109
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                               (CUSIP Number)

                                    N/A
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          (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               |X|    Rule 13d-1(b)
               |_|    Rule 13d-1(c)
               |_|    Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 485808109              13G


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Whippoorwill Associates, Inc.
        13-3595884

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                    (See Instructions)   (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           1,208,524

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH

                 8  SHARED DISPOSITIVE POWER

                        1,208,524

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        17.8%

12  TYPE OF REPORTING PERSON (See Instructions)

        IA; CO

CUSIP No. 485808109              13G


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Vega Partners III, L.P.
        13-3839561

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                    (See Instructions)   (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           353,900

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH

                 8  SHARED DISPOSITIVE POWER

                        353,900

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        353,900

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.2%

12  TYPE OF REPORTING PERSON (See Instructions)

        PN

                                SCHEDULE 13G

     This Statement on Schedule 13G, relating to the common stock, par value $0.01 per share (the "Common Stock"), issued by Kasper A.S.L. Ltd., a Delaware corporation (the "Issuer"), amends the Schedule 13D filed jointly by Whippoorwill Associates, Inc. ("Whippoorwill") and Vega Partners III, L.P. ("Vega III") (together the "Reporting Persons") on September 11, 1999, as amended. The percentages set forth herein are based upon the Form 10Q filed by the Issuer on May 15, 2001 which stated that as of April 30, 2001, there were 6,8000,000 shares of Common Stock outstanding.

ITEM 1(A).   NAME OF ISSUER:

                  Kasper A.S.L. Ltd. (the "Issuer")

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  77 Metro Way
                  Secaucus, NJ 07094

ITEM 2(A).   NAME OF PERSON FILING:

                  This Schedule 13G is filed by Whippoorwill and Vega III.

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The business address of each of the Reporting Persons is 11 Martine Ave, White Plains, NY 10606.

ITEM 2(C).   CITIZENSHIP:

                  Each of the Reporting Persons is a citizen of Delaware.

ITEM 2(D).   TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.01 per share.

ITEM 2(E).   CUSIP NUMBER:

                  485808109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

             (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

             (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

             (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

             (e)   [x] An investment adviser in accordance
                   withss.240.13d-1(b)(1)(ii)(E).

             (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

             (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

             (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

             (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

             (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J). If this statement is filed pursuant toss.240.13d-1(c), check this box [ ].

ITEM 4.      OWNERSHIP

Whippoorwill
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     (a)  Amount beneficially owned: 1,208,524 Shares

     (b)  Percent of class: 17.8% of the outstanding Common Stock

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:

          (ii)  Shared power to vote or to direct the vote:  1,208,524

          (iii) Sole power to dispose or to direct the disposition of:

          (iv)  Shared power to dispose or to direct the disposition of:
                1,208,524

Vega III
---------

     (a)  Amount beneficially owned: 353,900 Shares

     (b)  Percent of class: 5.2% of the outstanding Common Stock

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 353,900

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of:
                353,900

          (iv)  Shared power to dispose or to direct the disposition of:


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Clients of Whippoorwill have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock. Vega III and Fellows of Harvard College each beneficially own more than 5% of the Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable.


ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable.


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable.


ITEM 10.     CERTIFICATIONS.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE PAGE
                               --------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2001

                                    WHIPPOORWILL ASSOCIATES, INC.
                                    By  /s/ Shelley F. Greenhaus
                                      ------------------------------------
                                    Name:   Shelley F. Greenhaus
                                            -----------------
                                    Title:  Managing Director


                                    VEGA PARTNERS III, L.P.
                                    By:  Whippoorwill Partners, L.P.,
                                    its general partner
                                    By:  Whippoorwill Associates, Inc.,
                                    its general partner
                                    By  /s/ Shelley F. Greenhaus
                                      ------------------------------------
                                    Name:   Shelley F. Greenhaus
                                            -----------------
                                    Title:  Managing Director